UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62203 / June 2, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13882

IN THE MATTER OF

	:	
AMERICAN HEALTHCHOICE, INC.,	:	
AMERICAN PATRIOT FUNDING, INC.	:	
(F/K/A REFERRAL HOLDINGS CORP.),	:	ORDER MAKING FINDINGS AND
AMERICAN QUANTUM CYCLES, INC.,	:	REVOKING REGISTRATIONS BY
AMERICARE HEALTH SCAN, INC.	:	DEFAULT
(F/K/A UNITED PRODUCTS	:	
INTERNATIONAL, INC.), and	:	
AMNEX, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on May 6, 2010. The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by May 11, 2010, in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 3. To date, no Respondent has filed an Answer and the time for filing has expired. Accordingly, Respondents are in default for failing to file an Answer to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

American HealthChoice, Inc. (CIK No. 854862), is a New York corporation located in Flower Mound, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of $117,947 for the prior three months. As of April 30, 2010, the company's stock (symbol AMHI) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

American Patriot Funding, Inc. (f/k/a Referral Holdings Corp.) (CIK No. 1131338), is a Nevada corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $70,271 for the prior three months. As of April 30, 2010, the company's stock (symbol APAT) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

American Quantum Cycles, Inc. (CIK No. 1041970), is a dissolved Florida corporation located in Melbourne, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2000, which reported a net loss of over $3 million for the prior three months. As of April 30, 2010, the company's stock (symbol AQCY) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Americare Health Scan, Inc. (f/k/a United Products International, Inc.) (CIK No. 1030144), is a Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports during the following periods: since the period ended September 30, 2008; from the period ended March 31, 2004, through the period ended December 31, 2005; and from the period ended December 31, 1997, through the period ended June 30, 2001. The company's last filing, a Form 10-Q for the period ended September 30, 2008, reported a net loss of over $2.75 million since January 1, 2005. As of April 30, 2010, the company's stock (symbol AMIT) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Amnex, Inc. (CIK No. 793526), is an inactive New York corporation located in Lake Success, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999, which reported a net loss of over $6.34 million for the prior three months. As of April 30, 2010, the company's stock (symbol AMXIQ) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).

Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of American HealthChoice, Inc., American Patriot Funding, Inc. (f/k/a Referral Holdings Corp.), American Quantum Cycles, Inc., Americare Health Scan, Inc. (f/k/a United Products International, Inc.), and Amnex, Inc., are REVOKED.

_____
Robert G. Mahony
Administrative Law Judge